Exhibit 15.8

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Item 6. Directors, Senior Management and Employees

Executive Committee compensation philosophy and principles

Novartis compensation philosophy

Our compensation philosophy aims to ensure that Executive Committee members are rewarded according to their success in implementing the Company strategy, and their contribution to Company performance and long-term value creation.

Pay for performance	• Variable compensation is tied directly to the achievement of strategic Company targets
Shareholder alignment	• Our incentives are significantly weighted toward long-term equity-based plans • Measures under the Long-Term Incentive plans are calibrated to promote the creation of shareholder value • Executive Committee members are expected to build and maintain substantial shareholdings
Balanced rewards	• Balanced set of measures to create sustainable value • Mix of targets based on financial metrics, strategic objectives, and performance versus our competitors
Business ethics	• The Novartis Values and Behaviors are an integral part of our compensation system • They underpin the assessment of overall performance for the Annual Incentive
Competitive compensation	• Total compensation must be sufficient to attract and retain key global talent • Overarching emphasis on pay for performance

Alignment with Company strategy

The Novartis strategy is to reimagine medicine to improve and extend people's lives. We use innovative science and technology to address some of society's most challenging healthcare issues. We discover and develop breakthrough treatments and find new ways to deliver them to as many people as possible. We reward those who invest their money, time and ideas in our Company. We have five strategic priorities: innovation, operational excellence, data and digital, people and culture, and building trust with society.

To align the compensation system with this strategy and to ensure that Novartis is a high-performing organization, the Company operates both a short-term Annual Incentive and two Long-Term Incentive plans with a balanced set of measures and targets.

The Board of Directors determines specific, measurable and time-bound performance measures for the Annual Incentive and the two Long-Term Incentive plans.

Approach to market benchmarking

There remains significant competition for top executive talent with deep expertise, competencies and proven performance within the pharmaceutical and biotechnology industries. As such, external peer compensation data is one of a number of key reference points considered by the Board of Directors and the Compensation Committee when making decisions on executive pay, helping to ensure that the compensation system and compensation levels at Novartis remain competitive. Novartis makes the commitment to shareholders to confirm benchmarking practices, including the peer group, each year.

The Compensation Committee believes in a rigorous approach to peer group construction and maintenance. The Compensation Committee also believes that using a consistent set of peers that are similar in size and scope enables shareholders to evaluate the compensation year on year and make pay-for-performance comparisons. As such, following a review of the benchmarking peer group, the Compensation Committee decided to maintain the same primary peer group of 15 global healthcare companies, as presented below.

GLOBAL HEALTHCARE PEER GROUP

AbbVie	Amgen	AstraZeneca
Biogen	Bristol-Myers Squibb	Celgene
Eli Lilly & Co.	Gilead Sciences	GlaxoSmithKline
Johnson & Johnson	Merck & Co.	Novo Nordisk
Pfizer	Roche	Sanofi

The companies in this peer group reflect our industry and are similar to Novartis in terms of both size and scope of operations. Target compensation is generally positioned around the market median benchmark for comparable roles within this group.

Although Novartis is headquartered in Switzerland, more than a third of sales come from the US market, and the US remains a significant talent pool for the recruitment of executives by the Company. All current Executive Committee members have either worked in or have extensive experience with the US market. It is therefore critical that Novartis is able to attract and retain key talent globally, especially from the US.

For consideration of European and local practices, the Compensation Committee also references a cross-industry peer group of Europe-headquartered multinational companies, selected on the basis of comparability in size, scale, global scope of operations, and economic influence to Novartis. Five of these companies focus exclusively on healthcare: AstraZeneca, GlaxoSmithKline, Novo Nordisk, Roche and Sanofi. Ten companies are selected from the STOXX® All Europe 100 Index representing multiple sectors: Anheuser-Busch InBev, Bayer, BMW, Daimler, Danone, Heineken, L'Oréal, Merck KgaA, Nestlé and Unilever.

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Item 6. Directors, Senior Management and Employees 2018 Annual Incentive PLAN OVERVIEW Target Annual Incentive x = On-target opportunities • CEO: 150% of annual base salary • Other Executive Committee members: 80% to 120% of annual base salary Performance measures • A simplified Annual Incentive balanced scorecard was introduced in 2018, containing: • Financial performance measures related to Group, division or business unit, where relevant (60% weighting) • Five key strategic objectives in the areas of innovation, operational excellence, data and digital, people and culture, and building trust with society (40% weighting) • The 2018 balanced scorecard targets and achievements of the CEO are detailed on the next page. • The 2018 balanced scorecard for other Executive Committee members includes Group financial targets as well as financial or other quantitative targets that relate to their division or business unit, if applicable. • Values and Behaviors are a key component of the Annual Incentive and are embedded in our culture. As such, members of the Executive Committee are expected to demonstrate these to the highest standards. Target setting • Financial targets are set at the beginning of each financial year and align with the strategic plan proposed by management to the Board for approval. • The strategic objectives are aligned with the most important priorities in any performance year. • The simplified payout schedule for the Annual Incentive incorporates performance against financial and strategic objectives. The payout range is 0% to 200% of on-target opportunity based on performance, as shown below: Payout ranges PERFORMANCE PAYOUT (% of on-target) Outstanding 170% – 200% Exceeds expectations 130% – 160% Meets expectations 80% – 120% Partially meets expectations 40% – 70% Below expectations 0% – 30% Payout formula x x = • At the end of the performance period, 50% is paid in cash, and the remaining 50% is delivered in Novartis restricted shares or RSUs, deferred for three years (see table on page 142 for details on leaver treatment). • Executives may choose to receive all or part of the cash portion of their Annual Incentive in Novartis shares or American Depositary Receipts (ADRs; US only) that will not be subject to forfeiture conditions. In the US, awards may also be delivered in cash under the US-deferred compensation plan. • Clawback and malus provisions apply to all Annual Incentive awards. Payout vehicle Dividend rights, voting rights and settlement • Novartis restricted shares carry voting rights and dividends during the vesting period. RSUs are of equivalent value but do not carry voting rights and dividends during the vesting period. • Following the vesting period, settlement of RSUs is made in unrestricted Novartis shares or ADRs. 145 Realized Annual Incentive Payout factor (% of target: 0%–200%) Target incentive (% of base salary) Annual base salary Target Annual Incentive Target incentive (% of base salary) Annual base salary

Item 6. Directors, Senior Management and Employees Long-Term Incentive plans, 2016-2018 cycle • The Long-Term Performance Plan (LTPP) is the first of two Long-Term Incentive plans, which rewards creation of long-term value and innovation. • The Long-Term Relative Performance Plan (LTRPP) is the second of two Long-Term Incentive plans, which rewards competitive shareholder return relative to the global healthcare peer group. The structure of the two plans is summarized below. OVERVIEW OF LONG-TERM INCENTIVE PLANS Grant formula At the start of the performance cycle, performance share units (PSUs) are granted under each of the Long-Term Incentive plans, as follows: Step 1 x = Step 2 / = On-target opportunity and payout range LTPP: • CEO: 200% of annual base salary • Other Executive Committee members: between 130% and 190% of annual base salary LTRPP: • CEO: 125% of annual base salary • Other Executive Committee members: between 30% and 80% of annual base salary Payout range • From 0% to 200% of the on-target amount based on performance Award vehicle PSUs granted at the beginning of the cycle vest at the end of the three-year performance cycle and are converted into Novartis shares. PSUs carry dividend equivalents that are paid in shares at the end of the cycle to the extent that performance conditions have been met. Payout formula: x + = Policy information on page 142 provides details on the treatment of Long-Term Incentive awards for leavers. 147 Realized PSUs Dividend equivalents Performance factor Target number of PSUs Grant value Target number of PSUs Target incentive % Share price Annual base salary Grant value

Item 6. Directors, Senior Management and Employees LTPP performance outcomes NOVARTIS CASH VALUE ADDED (NCVA) (75% OF LTPP) Description NCVA incentivizes sales growth and margin improvement as well as asset efficiency. It is calculated as follows: NCVA2 – = 1 WACC = weighted average cost of capital 2 NCVA = (cash flow return on investment % – WACC) x gross operational assets in constant currencies The NCVA performance factor is based on a 1:3 payout curve, whereby a 1% deviation in realization versus target leads to a 3% change in payout (for example, a realization of 105% leads to a payout factor of 115%). Accordingly, if performance over the three-year vesting period falls below 67% of target, no payout is made for this portion of the LTPP. Conversely, if performance over the three-year vesting period is above 133% of target, payout for this portion of the LTPP is capped at 200% of target. Group performance outcome for the 2016-2018 cycle During the 2016-2018 cycle, Novartis delivered an NCVA of USD 5.8 billion, 15% ahead of a target of USD 5.1 billion in constant currencies. When setting the target for the 2016-2018 cycle, the Compensation Committee took into account an impact of USD 3 billion for the loss of patent of Glivec/Gleevec compared to the previous cycle and other generic erosion. The 2016-2018 NCVA performance was mainly driven by the following: • Strong sales execution over the three-year cycle, including Cosentyx (+ USD 2.6 billion1), Entresto (+ USD 1.0 billion1), Promacta/Revolade (+ USD 0.8 billion1,2) and Tafinlar + Mekinist (+ USD 0.7 billion1,2), and the return of Alcon to growth. • Solid cost controls resulting in improved gross margin, including benefits from the implementation of the manufacturing transformation program, and increased R&D productivity. Over the three-year cycle, these cost actions supported launches via increased sales and marketing investments while broadly maintaining core operating income margin in constant currencies. Following the application of the agreed payout curve, the 115% achievement versus target generates a performance factor of 144% of target for this part of the LTPP. For Long-Term Incentive cycles starting from 2019, Novartis has decided to replace NCVA as the financial metric with a combination of a three-year net sales CAGR3 and a three-year core operating income CAGR.3 1 Represents the USD growth in annual sales (2018 vs. 2015) 2 Acquisition of GSK oncology products closed in March 2015. 2015 Novartis results include 10 months of sales. 3 Compound annual growth rate INNOVATION (25% OF LTPP) Description Innovation is a key value driver for shareholders and is critical to our future. At the beginning of the cycle, the Research & Development Committee determines the most important target milestones, considering the following: • The expected future potential revenue • The potential qualitative impact of research and development on science and medicine • The potential impact of research and development on the treatment or care of patients Innovation is specific to the respective head of the division or unit, and is a weighted average of the divisions or units for the CEO and Group function heads. At the end of the cycle, the Compensation Committee determines the payout factor based on the performance assessment made by the Research & Development Committee. In the healthcare industry, achievement of 60% to 80% of pipeline targets set at the beginning of a three-year cycle is considered good performance. The payout range 0% to 150% of target is based on the achievement of the target milestones, and payout above 150% of target is only delivered for truly exceptional performance. Group performance outcome for the 2016-2018 cycle During the 2016-2018 performance cycle, Novartis delivered solid performance versus target on innovation, which accelerated over the three-year performance period. Novartis was ranked No. 1 in 2018 by EvaluatePharma on value creation from pipeline products. The Innovative Medicines Division achieved the US and EU submissions of Aimovig, the US and EU approvals of Kisqali (breast cancer), and the US and EU pediatric submissions of Kymriah (hematology and solid tumors). The US and EU filings of RTH258 (nAMD) are on track. Sandoz achievements included EU and US approvals of Hyrimoz, and EU approval of Zessly. Alcon achieved the EU launch of a next-generation IOL (Clareon monofocal) and the US filing of Daily Disposable Mass Market SiHy Sphere. NIBR initiated 10 new projects in Respiratory and discovered 27 new targets in Oncology. The US and EU submission of RLX030 (acute heart failure) was missed, as the pivotal Phase III study failed to confirm efficacy in the acute heart failure indication. Sandoz did not achieve the approval of several biosimilars in the US, including rituximab. Alcon voluntarily withdrew the recently approved CyPass from the market. Achievements during the cycle will contribute to the future success of Novartis and will bring innovative treatments to patients. Following input from the Research & Development Committee, the Board approved an innovation performance factor for the CEO and Group function heads of 110% of target. ut CHF 172 016 in share price evolution over the performance cycle. It is based on grants made in January 148 LTPP PAYOUT Payo Over of ta and 2016 all, the Board approved an LTPP payout for the CEO amounting to CHF 1 796 381, which is of 136% rget, within the range of 0–200%. This amount includes CHF 153 716 of dividend equivalents accrued, , prior to Vasant Narasimhan being appointed CEO. Capital charge (based on WACC1) on gross operational assets Operating income + Amortization, impairments, and adjusting for gains/losses from non-operating assets – Taxes

Item 6. Directors, Senior Management and Employees

LTRPP performance outcomes

RELATIVE TOTAL SHAREHOLDER RETURN (TSR) (100% OF LTRPP)

Description	Performance is based on our TSR relative to a global healthcare peer group. Outperformance of this peer group is a key indicator that Novartis is delivering long-term value to its shareholders. The peer group and payout matrix for the 2016-2018 performance cycle are as follows:

2016-2018 peer group (12 companies, excluding Novartis)		
Abbot	AbbVie	Amgen
AstraZeneca	Bristol-Myers Squibb	Eli Lilly & Co.
GlaxoSmithKline	Johnson & Johnson	Merck & Co.
Pfizer	Roche	Sanofi

Novartis position in the peer group	**Payout range (% of target)**
Position 1 – 3	160% – 200%
Position 4 – 6	100% – 140%
Position 7 – 10	20% – 80%
Position 11 – 13	0%

The payout matrix includes a significant reduction (including scope to reduce to nil) when Novartis does not outperform the majority of the companies in the group. At the end of the performance cycle, all companies are ranked in order of highest to lowest TSR in USD.

The Compensation Committee uses its discretion to determine the payout factor within the ranges shown above, and takes into consideration factors such as absolute TSR, overall economic conditions, currency fluctuations and other unforeseeable economic situations.

For the LTRPP 2017-2019 performance cycle onward, the revised peer group of 15 global healthcare companies applies, as listed on page 140. There will be no vesting for below-median performance for the LTRPP 2018-2020 performance cycle onward.

Group performance outcome for the 2016-2018 cycle	Novartis TSR over the three-year period (2016-2018) was 8.5%. When compared to the global healthcare peer group, Novartis TSR ranked 11 out of 13 companies.

LTRPP PAYOUT FOR THE 2016-2018 CYCLE

Payout	**Based on the ranking, the Board approved an LTRPP payout of 0% of target for the CEO.**

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Item 6. Directors, Senior Management and Employees Compensation governance Legal framework The Swiss Code of Obligations and the Corporate Gov-ernance Guidelines of the SIX Swiss Exchange require listed companies to disclose certain information about the compensation of Board and Executive Committee members, their equity participation in the Group, and loans made to them. This Annual Report fulfills that requirement. In addition, the Annual Report is in line with the principles of the Swiss Code of Best Practice for Corporate Governance of the Swiss Business Federa-tion (economiesuisse). Compensation decision-making authorities Authority for decisions related to compensation is gov-erned by the Articles of Incorporation, Board Regulations and the Compensation Committee Charter, which are all published on the Company website: www.novartis.com/ investors/company-overview/corporate-governance. The Compensation Committee serves as the supervi-sory and governing body for compensation policies and plans within Novartis, and has overall responsibility for determining, reviewing and proposing compensation pol-icies and plans for approval by the Board in line with the Compensation Committee Charter. A summary of dis-cussions and conclusions of each committee meeting is delivered to the full Board. A summary of the compen-sation decision-making authorities is set out below. Risk management principles The Compensation Committee, with support from its independent advisor, reviews market trends in compen-sation, and changes in corporate governance rules and best practices. Together with the Risk Committee, it also reviews the Novartis compensation systems to ensure that they do not encourage inappropriate or excessive risk-taking, and instead encourage behaviors that sup-port sustainable value creation. A summary of the risk management principles is outlined below. Compensation authorization levels within the parameters set by the shareholders’ meeting DECISION ON DECISION-MAKING AUTHORITY Compensation of Chairman and other Board members Board of Directors Compensation of CEO Board of Directors Compensation of other Executive Committee members Compensation Committee RISK MANAGEMENT PRINCIPLES • Rigorous performance management process, with approval of targets and evaluation of performance for the CEO by the Board • Balanced mix of short-term and long-term variable com-pensation elements • Values and Behaviors are a key component of the Annual Incentive and are embedded in our culture • Clawback and malus principles apply to all elements of the variable compensation • Performance-vesting Long-Term Incentives only, with three-year cycles • All variable compensation is capped at 200% of target • Contractual notice period of 12 months • Post-contractual non-compete limited to a maximum of 12 months from the end of employment (annual base salary and Annual Incentive of the prior year only) as per contract, if applicable • Good and bad leaver provisions apply to variable compensation of leavers • No severance payments or change-of-control clauses • Share ownership requirements; no hedging or pledging of Novartis share ownership Committee member independence The Compensation Committee is composed exclusively of members of the Board of Directors who meet the inde-pendence criteria set forth in the Board Regulations. From the 2018 AGM, the Compensation Committee had the following four members: Ann Fudge, Srikant Datar, Enrico Vanni and William Winters. Mr. Vanni has served as a member since 2011 and as Chair since 2012. Role of the Compensation Committee’s independent advisor The Compensation Committee retained Mercer Limited during the financial year 2018 as its independent exter-nal compensation advisor. The advisor was hired directly by the Compensation Committee in 2017, and the Com-pensation Committee has been fully satisfied with the performance and independence of the advisor since its engagement. In determining whether or not to renew the engagement with the advisor, the Compensation Com-mittee evaluates, at least annually, the quality of the con-sulting service, the independence of the advisor, and the benefits of rotating advisors. Executive Committee employment contracts provide for a notice period of up to 12 months and contain no change-of-control clauses or severance provisions (for example, agreements concerning special notice periods, lon-ger-term contracts, “golden parachutes,” waiver of lock-up periods for equities and bonds, shorter vesting periods, and additional contributions to occupational pension schemes). For share ownership requirements, please refer to page 160. Compensation Committee meetings held in 2018 In 2018, the Compensation Committee held seven for-mal meetings, one extraordinary meeting, and two addi-tional joint meeting with the Research & Development Committee to review and endorse for approval by the Board of Directors the innovation targets and achieve-ments of the LTPP and Annual Incentive. The Compen-sation Committee conducted a self-evaluation in 2018. 170